EXHIBIT 12

ANVIL HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Fiscal Year Ended
	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006

Income (loss) before provision (benefit) for income taxes	$6,851	$16,726	$(31,621)	$(9,432)	$(24,383)

Interest expense on debt	14,636	14,165	14,431	14,723	15,193
Preferred dividends†	6,836	6,254	6,091	6,904	7,836
Amortization of debt expense	1,072	836	796	878	906
Estimated interest Within rental expense	814	939	958	1,034	969
Total fixed charges	23,358	22,194	22,276	23,539	24,904

Earnings (loss) before income taxes and fixed charges†	$23,373	$32,666	$(15,436)	$14,107	$521

Ratio of earnings to fixed charges	1 to 1	1.47 to 1		.60 to 1	.02 to 1

Deficiency in earnings to cover fixed charges			$15,436

†  Beginning in the fiscal year ended January 29, 2005, the Company began classifying preferred dividends as interest expense pursuant to SFAS No. 150. Preferred dividends were not deducted in arriving at Income (loss) before provision (benefit) for income taxes in fiscal years prior to January 29, 2005. Accordingly, for those fiscal years, such dividends are not added back to the computation of Earnings (loss) before income taxes and fixed charges.